DLA Piper LLP (US) 555 Mission Street, Suite 2400 San Francisco, California 94105-2933 www.dlapiper.com Jeffrey C. Selman jeffrey.selman@us.dlapiper.com T 415.615.6095 F 415.659.7465

September 17, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attn:	Anna Abramson

Larry Spirgel

Re:	GigCapital4, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 9, 2021

File No. 001-40031

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 2, 2021, to Raluca Dinu, Chief Executive Officer of GigCapital4, Inc. (“GigCapital4” or the “Company”) regarding the Preliminary Proxy Statement on Schedule 14A filed August 9, 2021 (the “Preliminary Proxy Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement in response to the Staff’s comments.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

Preliminary Proxy Statement

Question and Answers about the Proposals for Stockholders – Q: What equity stake…Page 13

1.

Please revise to disclose Ultimate’s voting and economic interests in New BigBear and note that the company will be a “controlled company” as a result. Cross-reference to a more detailed discussion of the implications of New BigBear’s status as a “controlled company.”

The Company acknowledges the Staff’s comment and has revised the disclosure on page 14.

Question and Answers about the Proposals for Stockholders – Q: What vote is required…Page 15

2.

We note your disclosure that your Initial Stockholders and the Insiders own 21.9% of your outstanding Common Stock. Please clarify the percentage of the remaining shares that are necessary to achieve the voting threshold necessary to approve the transaction.

September 17, 2021

Page Two

The Company acknowledges the Staff’s comment and has revised the disclosure on page 17.

Question and Answers about the Proposals for Stockholders – Q: What interests do our Initial Stockholders…Page 19

3.

Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 21.

4.	Describe any consideration provided in exchange for the agreement that certain of your affiliates have waived their rights to participation in any redemption with respect to their initial shares.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 20.

Question and Answers about the Proposals for Stockholders – Q: Do you have Redemption Rights…Page 20

5.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 23 and 24.

Summary of Proxy Statement – Impact of Business Combination on the Company’s Public Float, page 31

6.	Revise your tabular disclosures to show the potential impact of interim levels of redemptions.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 33.

Cautionary Note Regarding Forward-Looking Statements, page 44

7.

We note your reliance upon the safe harbor for forward-looking statement contained in the Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your merger is unsettled (due in part to no definitive case law regarding its application), please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be available.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 47.

September 17, 2021

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Risk Factors, page 45

8.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement..

The Company acknowledges the Staff’s comment and has revised the disclosure on page 92.

Our public stockholders will experience dilution..., page 104

9.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders and the conversion of the convertible preferred notes, at each of the redemption levels detailed in your tabular presentation, including any needed assumptions.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 107 and 108.

Proposal No. 1 - Approval of the Business Combination Background of the Business Combination, page 151

10.

We note your disclosure on page 155 that the March 16, 2021 projections for BigBear and its business had been “revised downwards by BigBear from those that had been initially provided” on February 9. Please explain why the projections were revised downwards.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 161.

Unaudited Prospective Financial Information, page 167

11.

This section should explain in more detail the assumptions underlying your projected revenues in each segment. In addition, please explain how you estimated expenses in order to determine your gross profit projections and why you believe those estimates are reasonable. We also note that you provided Adjusted EBITDA Margin for the comparable companies. Please explain how you are able to compare non-GAAP measures across companies.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 172.

BigBear’s defense revenue projections are based on various capture/win rates by contract opportunity. Opportunity size for several of the pipeline components were estimated by NextFed, a third-party aerospace and defense strategy consulting firm retained by BigBear. In addition to backlog and pipeline contracts, BigBear management also assessed total projected government spending across key focus areas from 2021 to 2025, such as Software Engineering, Data Analytics and Business Intelligence, Artificial Intelligence and Machine Learning, IT Systems, Cloud Services, Cyber Security, and Technical & Engineering Services, and assumed a percentage of total market share that BigBear projects that it can capture within each sector.

BigBear’s commercial revenue projections were based on BigBear management estimates on current and future hires initiatives, industry relationships, and backlog and pipeline contracts. Each product’s commercial revenue is estimated using a four-tier system that allocates to each customer a certain number of “tokens” that can be used to run data pulls, analyses, etc. using BigBear’s platform. Each tier

September 17, 2021

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progressively awards customer more “tokens” and scales in price. This approach was used by BigBear as it wanted to ensure that pricing and allotment scaled based on customer size and usage. BigBear places an emphasis on cross-selling clients across all three products (Observe, Orient, and Dominate). This is best represented in the difference between the number of total transactions across the product suite and the total customers across the commercial product suite. Transactions are contracts that a customer enters, and an individual customer can enter multiple contracts across the product suites. As BigBear scales this business, the transactions within the commercial sector expand to 600 in 2025 from 10 in 2021, but the total customer count is only 150 in 2025 (~4 customers in 2021). To account for this growth in the customer base, BigBear has appropriately scaled its sales team to grow from 5 people in 2021 to 70 in 2025.

Defense gross profit expenses for each contract currently in backlog and pipeline were calculated using historical performance as well as industry insights provided by NextFed.

Commercial gross profit expenses for each product are bifurcated between personnel and non-personnel expenses. Personnel expenses are calculated on a departmental basis, as each product had four main personnel departments: Engineering, Maintenance, Transaction Support, and Set-up. As general segment overhead, the commercial business calculated sales team member cost by spreading full time employee (“FTE”) growth and hiring across the five main target industries: Energy, Healthcare, Financial, Shipping, and Insurance. Total FTE (excluding the sales team) scales from 9 in 2021 to 138 in 2025. Each product has varying non-personnel cost drivers:

•	Observe: Cloud Storage and CPU costs are the non-personnel costs, and each are assumed to be a 2% margin of revenue.

•	Orient: Cloud and Processing costs are the non-personnel costs are grown on a tiered basis over the years as to scale based on increased usage by customers.

•	Dominate: Cloud costs are the only non-personnel costs are grown on a tiered basis over the years as to scale based on increased usage by customers.

Non-GAAP measures (i.e. Adjusted EBITDA) were used when determining figures for comparable companies by leveraging the FactSet consensus estimates for revenue and adjusted EBITDA estimates (calendarized) for the periods that were shown. Revenue is based on GAAP estimates from each analyst and is a true revenue projection (i.e. not bookings or any other non-GAAP forward looking metric). For adjusted EBITDA estimates, FactSet street consensus was used, which add back non-cash items (e.g. stock-based compensation and any other identifiable onetime items) – which is the common framework amongst software equity analysts.

Proposal No. 3 - Classification of the Board of Directors Proposal, page 187

12.	Please balance your disclosure regarding the Classification of the Board of Directors Proposal by including a discussion of the disadvantages to shareholders of this proposal.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 194.

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Information about the Company Prior to the Business Combination—Conflicts of Interest, page 242

13.	Your charter waived the corporate opportunities doctrine. Please address whether this potential conflict of interest impacted your search for an acquisition target.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 250.

Information about NewBigBear

Our Customers, page 261

14.	Please quantify the percentage of BigBear’s revenue currently received from government customers as compared to commercial customers.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 268. BigBear’s commercial revenue has been insignificant.

Revenue Mix, page 262

15.

We note your disclosure that “[m]ore than 50% of our revenue came from sales of our software solutions in 2020, but this is a change from as recent as 5 years ago when less than 10% of our sales were for formal software delivery sales.” Please provide the exact percentages referenced and the fiscal year referenced for “less than 10%.”.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 269.

Competitive Advantage, page 263

16.

Please provide more information about how BigBear’s “historical revenue CAGR” is calculated, including specifying the time period for which it is calculated and whether it is an average of yearly CAGR. In that regard, we note your disclosure on page 265 that executing on BigBear’s pipeline “will accelerate our revenue CAGR beyond historical averages.”

The Company acknowledges the Staff’s comment and has revised the disclosure on page 271.

The CAGR shown was a CAGR rather than an Average Annual Growth Rate and the more accurate figure was 25.27%. The revenue figures used were a summation of the various entities based on historical information provided by BigBear’s management.

Market Opportunity, page 264

17.

Please provide the methodology and assumptions underlying your statements that the total addressable market for BigBear is “over $72 billion today” and “has the potential to grow to over $109 billion by 2024.”.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 271.

September 17, 2021

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The total addressable market (“TAM”) figures represent 2021 and 2024 estimates for the market sizes of select commercial and defense subsegments such as data analytics, data management, and AI platforms. The TAM data for each of the macro segments, commercial and defense, were sourced via paid access to publicly available third party resources including International Data Corporation (IDC). The pertinent subsegments of each data set were combined to derive a TAM of $72 billion in 2021 and $109 billion in 2024.

Corporate Footprint and Management, page 267

18.

Please include the year in which Dr. Brothers and Messers. Frutchey and Kinley began their current positions at BigBear. Please also provide details of the business experience of each executive for the past five years, including his principal occupations and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation SK.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 274 and 275.

Successor 2020, Predecessor 2020, Successor Pro Forma 2020, Predecessor 2019 and Predecessor 2018, page 276

19.

We note you include a column and discussion for Successor Pro Forma 2020. We further note your statement on page 277 that this period as presented is not in accordance with Article 11 of Regulation S-X. Please revise your pro forma information to be consistent with Article 11 of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 281 through 290 to be in accordance with the requirements of Article 11 of Regulation S-X.

Description of Securities, page 307

20.	Please provide the approximate number of holders of Common Stock and warrants. Refer to Item 201(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 318.

Warrants, page 308

21.

Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 110.

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Beneficial Ownership of Securities, page 317

22.	Please disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 329.

Notes to Combined Financial Statements

Note B - Summary of Significant Accounting Policies Revenue Recognition, page F-46

23.

Revise to clarify the nature of the promises included in each solution you offer. Clarify whether each solution includes multiple promises and if those promises are a single performance obligation. In this regard, please provide your analysis of how you evaluated whether a promise is distinct. Indicate whether software is delivered or accessible for your customers and whether that software is distinct. Refer to ASC 606-10-25-19. Your revenue recognition footnote should address your products and services that you describe on page 259 and 270.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-50 and F-51.

BigBear’s revenues from contracts with customers are from offerings including artificial intelligence and machine learning, data science, advanced analytics, offensive and defensive cyber, data management, cloud solutions, digital engineering, and systems integration, primarily with the U.S. Government and its agencies. BigBear also serves various commercial customers.

BigBear’s promises within each of its solution offerings (i.e., Observe, Orient, Dominate) generally include internally developed or third party software tools as well as services that modify and customize these tools to provide an integrated software solution that is unique to the customer’s specifications. BigBear refers to these solutions as “products” because this is how BigBear markets its solutions. For the period from May 22, 2020 to December 31, 2020 (“Successor 2020”), approximately 78% of the Company’s revenue was derived from time-and-materials (“T&M”) contracts to provide these integrated software solutions, which the Company refers to as products.

BigBear organizes its products into three categories:

1.	Observe – helps customers collect, normalize and curate data from a variety of sources in real-time.

2.	Orient – uses low code, composable, distributed, and event-driven predictive analytics to uncover hidden items in raw data and make sense of incomplete data.

3.	Dominate – helps customers turn data into insights by recommending and evaluating multiple courses of action through data visualization and descriptive analytics.

BigBear evaluates each of the goods and services provided in a contract to determine if each good or service is capable of being distinct and distinct in the context of the contract. Each of BigBear’s products (i.e., Observe, Orient, Dominate) can be sold individually or combined and sold together. Regardless of the combination of products and services provided within a contract, BigBear provides a significant service of integrating the products and services into a bundle of products and services that represent the combined output, or capability, that the customer has contracted for.

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Furthermore, while BigBear’s contracts provide customers access to BigBear’s solutions, the contracts generally do not contain separate licensing provisions for independent use of the underlying internally developed software. These components are highly interdependent and highly interrelated into the solutions that BigBear delivers to its customers, therefore, these components are not capable of being distinct and are not separately identifiable from the other promises in the contract. In cases where BigBear’s customer contracts have an explicit licensing provision, they are generally accounted for as a separate performance obligation.

Note P - Revenues, page F-69

24.

We note you currently present the total amount of revenue earned from customers contributing in excess of 10% of consolidated revenues. Please revise to present the total amount of revenues from each such customer and the identity of the segment or segments reporting the revenues. Similar concerns apply to your disclosures on page F-88. Refer to ASC 280-10-50-42. In addition, please confirm that all revenue from external customers is attributed to the USA. Refer to ASC 280-10-50-41(a).

The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-74 and F-75.

Notes to Condensed Consolidated Financial Statements

Note K - Equity-Based Compensation, page F-86

25.

Please provide us with a breakdown of all equity awards granted to date in 2021 and leading up to the filing of the Schedule 14A, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of common stock as determined by the exchange ratio described in the Merger Agreement.

The Company acknowledges the Staff’s comment. The following table and subsequent discussion provide additional clarification with respect to all equity awards granted in 2021 as well factors that contributed to changes in the fair value of the equity awards subsequent to the grant date.

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Stock compensation awards granted year to date in 2021

Grant date/ modification date	Type	# of awards*	FV	Recipients
3/31/2021	Class A Units	3,057	$8.18	Members of the board of directors
6/30/2021	Class A Units	3,074	$10.17
2/16/2021	Class B - Incentive Units – Tranche I	3,860,000	$5.21	Top management
2/16/2021	Class B - Incentive Units – Tranche II	3,860,000	$5.16
2/16/2021	Class B - Incentive Units – Tranche III	1,930,000	$5.21
7/29/2021	Class B - Incentive Units – Tranche I**	3,860,000	$9.06
7/29/2021	Class B - Incentive Units – Tranche II**	3,860,000	$9.06
7/29/2021	Class B - Incentive Units – Tranche III**	1,930,000	$9.06

*

These awards are granted by BigBear.ai Ultimate Holdings, LLC (the “Parent” of BigBear.ai Holdings, LLC). These awards will not be exchanged for common shares or other stock compensation awards of the Company (i.e,, the “New BigBear”, the surviving company).

**	Amendment of awards granted on February 16, 2021 (see below for modification details related to vesting conditions).

Class B Unit Incentive Plan Amendment and Changes in Fair Value

On July 29, 2021, BigBear’s Parent amended the Class B Unit Incentive Plan so that the Tranche I and the Tranche III Incentive Units will immediately become fully vested, subject to continued employment or provision of services, upon the closing of the transaction stipulated in the Agreement and Plan of Merger (the “Merger Agreement”) dated June 4, 2021. BigBear’s Parent also amended the Class B Unit Incentive Plan so that the Tranche II Incentive Units will vest on any liquidation event, as defined in the Class B Unit Incentive Plan, rather than only upon the occurrence of an Exit Sale, subject to the market-based condition stipulated in the Class B Unit Incentive Plan prior to its amendment. As a result of these amendments, BigBear remeasured the estimated fair value of Class B – Incentive units granted on February 16, 2021 on July 29, 2021, the modification date.

The primary factor contributing to the increase in the units’ fair value between February 16, 2021 and July 29, 2021 was the expectation that GigCapital4 would merge with BigBear, as the Merger Agreement was executed on June 4, 2021. The valuation as of February 16, 2021 estimated BigBear’s equity value to be approximately $843 million and assumed a 50% probability that the merger with GigCapital4 would close in the fourth quarter of 2021, otherwise BigBear would realize a liquidity event in second half of 2023. The valuation performed as of July 29, 2021 factored in the pre-Merger equity value of BigBear at $1,312 million as outlined in the merger agreement. The total equity value attributable to Class A units is $1,214 million or $11.22 per unit. Other assumption changes in the July 29, 2021 compared to the February 16, 2021 valuation included 85% probability that the merger with GigCapital4 would close, an expected shorter time till exit, lowered volatility, and lower discount for lack of marketability, which contributed to a higher estimated fair value of the Class B units.

Valuation Methodology and Assumptions

The Class B Units were valued in an Option Pricing Method (OPM) framework. The OPM allocates the total equity value to the various classes of equity considering the rights and preferences of each class. The OPM depends on key assumptions regarding the volatility and time to a liquidity event. Additionally, a discount for lack of marketability (DLOM) was applied to the Class B Units since they are minority interests that participate only in the appreciation in value of BigBear, do not have access to the same exit markets as the senior investor units (Class A Units), and are therefore less marketable than these units.

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26.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your tabular presentation related to dilution.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 118.

27.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company did not rely on Section 5(d) of the Securities Act for its written communications with potential investors. The Company’s convertible notes offering and PIPE investment discussions were conducted under Section 4(a)(2) of the Securities Act and all offering materials have been filed with the Commission on the Company’s Current Reports on Form 8-K dated June 4, 2021 and June 7, 2021. The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Preliminary Proxy Statement. Please do not hesitate to contact Renee Delphin-Rodriguez at (415) 836-2518 or myself at (415) 615-6095 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Jeffrey C. Selman
Partner